FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Breztri Aerosphere approved in the US for the maintenance treatment of COPD

24 July 2020 07:00 BST

Breztri Aerosphere approved in the US for the maintenance treatment of COPD

Approval based on Phase III ETHOS trial which showed a statistically significant reduction in the rate of exacerbations compared with dual-combination therapies

AstraZeneca's Breztri Aerosphere (budesonide/glycopyrrolate/formoterol fumarate) has been approved in the US for the maintenance treatment of patients with chronic obstructive pulmonary disease (COPD).

The approval by the US Food and Drug Administration (FDA) was based on positive results from the Phase III ETHOS trial in which Breztri Aerosphere, a triple-combination therapy, showed a statistically significant reduction in the rate of moderate or severe exacerbations compared with dual-combination therapies Bevespi Aerosphere (glycopyrrolate/formoterol fumarate) and PT009 (budesonide/formoterol fumarate).1 The approval was also supported by efficacy and safety data from the Phase III KRONOS trial.2

Dr. Fernando J. Martinez, Chief of Division of Pulmonary and Critical Care Medicine at Weill Cornell Medicine and New York-Presbyterian Weill Cornell Medical Center, New York, US and Investigator in the ETHOS trial, said: "Preventing exacerbations is central to the management of chronic obstructive pulmonary disease. Even a single exacerbation can have a negative impact on a patient's lung function and quality of life, and it can increase the risk of death. Breztri Aerosphere has demonstrated significant benefits in reducing exacerbations in patients suffering from COPD."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Breztri Aerosphere has demonstrated a strong clinical profile compared with dual-combination therapies and offers a meaningful new treatment option for patients. Chronic obstructive pulmonary disease is a debilitating progressive condition and the fourth leading cause of death in the US. We look forward to discussing all-cause mortality data from the Breztri Aerosphere ETHOS trial with health authorities."

Results from the Phase III ETHOS trial were published in The New England Journal of Medicine1 in June 2020 and results from the Phase III KRONOS trial were published in The Lancet Respiratory Medicine in September 2018.2 In both trials, the safety and tolerability of Breztri Aerosphere were consistent with the profiles of the dual comparators.1,2

Breztri Aerosphere is not indicated for the relief of acute bronchospasm or for the treatment of asthma in the US or other countries. Breztri Aerosphere is approved in Japan and China for patients with COPD and under regulatory review in the EU.

Financial considerations
Under the terms of the past agreement to acquire Pearl Therapeutics Inc., AstraZeneca will make a $150m milestone payment upon US regulatory approval of Breztri Aerosphere for COPD. This is the final development and regulatory milestone under that agreement.

COPD
COPD is a progressive disease which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness.3 It affects an estimated 384 million people4 and is the third leading cause of death globally.5 Improving lung function, reducing exacerbations and managing daily symptoms such as breathlessness are important treatment goals in the management of COPD.3 Even a single COPD exacerbation may be associated with a significant increase in the rate of decline in lung function,6 a significant deterioration in quality of life,7 and can significantly reduce life expectancy and increase the risk of mortality.8,9

ETHOS, KRONOS and the ATHENA clinical trial programme
ETHOS is a randomised, double-blinded, multi-centre, parallel-group, 52-week trial to assess the efficacy and safety of Breztri Aerosphere in symptomatic patients with moderate to very severe COPD and a history of exacerbation(s) in the previous year. The primary endpoint was the rate of moderate or severe exacerbations.1

KRONOS is a randomised, double-blinded, parallel-group, 24-week, chronic-dosing, multi-centre trial to assess the efficacy and safety of Breztri Aerosphere in patients with moderate to very severe COPD regardless of whether or not they had an exacerbation in the previous year. The primary endpoints were lung function parameters.2

ETHOS and KRONOS are part of AstraZeneca's ATHENA Phase III clinical trial programme for Breztri Aerosphere, which included more than 15,500 patients globally across 11 trials.

Breztri Aerosphere
Breztri Aerosphere (budesonide/glycopyrrolate/formoterol fumarate) is a single-inhaler, fixed dose triple-combination of budesonide, an inhaled corticosteroid (ICS), with glycopyrrolate, a long-acting muscarinic antagonist (LAMA), and formoterol fumarate, a long-acting beta2-agonist (LABA), delivered in a pressurised metered-dose inhaler.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology is one of AstraZeneca's three therapy areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care, and its inhaled and biologic medicines reached more than 53 million patients in 2019. Building on a 50-year heritage, the Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.
Rabe KF, Martinez FJ, Ferguson GT, et al. Inhaled Triple Therapy at Two Glucocorticoid Doses in Moderate-to-Very Severe COPD. NEJM 2020; published on June 24, 2020, at NEJM.org. DOI: 10.1056/NEJMoa191604.
2.
Ferguson GT, Rabe KF, Martinez FJ, et al. Triple combination of budesonide/glycopyrrolate /formoterol fumarate using co-suspension delivery technology versus dual therapies in chronic obstructive pulmonary disease (KRONOS): a double-blind, parallel-group, randomised controlled trial. Lancet Respir Med. 2018; 6: 747-758.
3.
GOLD. Global Strategy for the Diagnosis, Management and Prevention of COPD, Global Initiative for Chronic Obstructive Lung Disease (GOLD) 2020. [Online]. Available at: http://goldcopd.org. [Last accessed: July 2020].
4.
Adeloye D, Chua S, Lee C, et al. Global Health Epidemiology Reference Group (GHERG). Global and regional estimates of COPD prevalence: Systematic review and meta-analysis. J Glob Health. 2015; 5 (2): 020415.
5.
Quaderi SA, Hurst JR. The unmet global burden of COPD. Glob Health Epidemiol Genom. 2018; 3: e4. Published 2018 Apr 6. doi:10.1017/gheg.2018.1.
6.
Halpin DMG, Decramer M, Celli BR, et al. Effect of a single exacerbation on decline in lung function in COPD. Respiratory Medicine 2017; 128: 85-91.
7.
Roche N, Wedzicha JA, Patalano F, et al. COPD exacerbations significantly impact quality of life as measured by SGRQ-C total score: results from the FLAME study. Eur Resp J. 2017; 50 (Suppl 61): OA1487.
8.
Ho TW, Tsai YJ, Ruan SY, et al. In-Hospital and One-Year Mortality and Their Predictors in Patients Hospitalized for First-Ever Chronic Obstructive Pulmonary Disease Exacerbations: A Nationwide Population-Based Study. PLOS ONE. 2014; 9 (12): e114866.
9.
Suissa S, Dell'Aniello S, Ernst P. Long-term natural history of chronic obstructive pulmonary disease: severe exacerbations and mortality. Thorax. 2012; 67 (11): 957-63.

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 July 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary